United Maritime Corporation
154 Vouliagmenis Avenue
166 74 Glyfada
Greece

July 14, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	United Maritime Corporation Withdrawal of Acceleration Request – Registration Statement on Form F-1 File No. 333-266099

To whom it may concern:

Reference is made to our letter, filed as correspondence via EDGAR on July 12, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, July 14, 2022, at 5:30 p.m. Eastern time, or as soon thereafter as possible. Based on our telephonic advice to you through our counsel, the Company is no longer requesting that such Registration Statement be declared effective at such time and date and we hereby formally withdraw our request for acceleration at the aforementioned effective date.

Thank you for the Staff’s cooperation in connection with this matter.

Very truly yours,

UNITED MARITIME CORPORATION

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer